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SEC 1474  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
 (02-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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FORM 4                                                     OMB APPROVAL
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[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires:  January 31, 2005
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
  OATES           WILLIAM             D.          TYLER TECHNOLOGIES, INC. (TYL)                to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
2911 Turtle Creek Boulevard, Suite 1100           Person, if an entity     AUGUST 2002          ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
                                                                             Date of Original
Dallas,            TX               75219         --------------------       (Month/Year)         --------------------------------
---------------------------------------------                                                7. Individual or Joint/Group Filing
  (City)           (State)           (Zip)                                   -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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Common Stock, $.01 par value     8/16/02      D         1,100,000   D       $3.636363
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Common Stock, $0.01 par value    8/8/02       J             5,000   D          (1)        4,831,000         D
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Common Stock, $0.01 par value    No Change                                                1,600,000         I                 (2)
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                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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                                                                                                  Common
                                                                                                   Stock
Call Option                                                                                      $0.01 par
  (obligation to sell) (3)               8/16/02      D(3)               1      Immed.  12/1/02    value    400,000           $0
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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     I                        I                           (3)
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Explanation of Responses:

(1) Contribution of shares of stock to privately held Delaware corporation wholly owned by Mr. Oates. The corporation concurrently distributed all of the 5,000 shares of common stock to one of its key employees in payment of accrued bonuses owed by the corporation to such key employee in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

(2) Voting control and record ownership retained pursuant to collateral pledge securing payment for shares sold to family member.

(3) A private company wholly owned by Mr. Oates granted the issuer an option to acquire an additional 400,000 shares of its common stock, at the issuer's option, in exchange for the transfer by the issuer to the private company of certain of the issuer's assets. Mr. Oates has agreed to contribute the 400,000 shares to the private company if the issuer exercises the option.
     Mr. Oates escrowed the 400,000 shares with the issuer to secure the private company's obligations under the option.


                               /s/ William D. Oates              August 28, 2002
                               -------------------------------   ---------------
                               **Signature of Reporting Person         Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

       *  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

      **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually signed. If space is insufficient,
          See Instruction 6 for procedure.